Exhibit 99.1

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended December 31, 2016

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with International Financial Reporting Standards. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

April 26, 2017

Independent auditors’ report

To the Shareholders of

Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at December 31, 2016, December 31, 2015, and December 31, 2014, and the consolidated statements of net income (loss) and comprehensive income (loss), changes in equity (deficiency) and cash flows for the years ended December 31, 2016 and December 31, 2015, the seven-month period ended December 31, 2014, and the twelve-month period ended May 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at December 31, 2016, December 31, 2015, and December 31, 2014, and its financial performance and its cash flows for the years ended December 31, 2016 and December 31, 2015, the seven-month period ended December 31, 2014, and the twelve-month period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Winnipeg, Canada April 26, 2017

Consolidated Statements of Financial Position
(expressed in Canadian dollars)

As at December 31	Note	2016	2015	2014

Assets
Current assets:
Cash and cash equivalents		$12,266,177	$3,568,592	$493,869
Cash held in escrow	11(b)	12,809,072	-	-
Accounts receivable	5	17,200,778	9,823,616	1,637,676
Inventories	6	12,176,644	2,289,275	1,099,576
Prepaid expenses	17	759,077	1,767,071	642,976
Total current assets		55,211,748	17,448,554	3,874,097
Non-current assets:
Property and equipment	7	10,300,639	230,162	33,161
Goodwill	4	47,485,572	-	-
Intangible assets	8	100,864,817	1,411,992	1,096,946
Other assets		161,891	-	-
Investment in Apicore	4	-	1,559,599	1,361,824
Long-term derivative	4	-	227,571	194,491
Deferred tax assets	15	701,000	379,000	-
Total non-current assets		159,513,919	3,808,324	2,686,422
Total assets		$214,725,667	$21,256,878	$6,560,519

Liabilities and Equity
Current liabilities:
Short-term borrowings	9	$1,383,864	$-	$-
Accounts payable and accrued liabilities	13 & 18	17,242,366	7,079,091	3,248,877
Current income taxes payable	15	504,586	-	-
Deferred revenue		1,161,608	-	-
Current portion of finance lease obligation	10	89,241	-	-
Current portion of long-term debt	11	2,883,752	1,625,191	654,877
Current portion of royalty obligation	12	2,019,243	1,648,180	473,744
Derivative option on Apicore Class C shares	4	32,901,006	-	-
Liability to repurchase Apicore Class E shares	4	2,700,101	-	-
Total current liabilities		60,885,767	10,352,462	4,377,498
Non-current liabilities
Long-term debt	11	68,180,424	2,617,593	4,225,949
Finance lease obligation	10	242,449	-	-
Royalty obligation	12	3,666,479	3,725,272	1,715,310
Due to vendor	4	2,759,507	-	-
Fair value of Apicore Series A-1 preferred shares	4	1,755,530	-	-
Other long-term liability	13	133,999	100,000	152,778
Deferred tax liabilities	15	38,142,775	-	-
Total non-current liabilities		114,881,163	6,442,865	6,094,037
Total liabilities		175,766,930	16,795,327	10,471,535

(Continued on next page)

See accompanying notes to the consolidated financial statements

1

Consolidated Statements of Financial Position (continued)
(expressed in Canadian dollars)

As at December 31	Note	2016	2015	2014
Equity (Deficiency):
Share capital	14(b)	124,700,345	121,413,777	117,045,763
Warrants	14(d)	2,020,152	101,618	-
Contributed surplus		6,756,201	6,789,195	5,360,748
Accumulated other comprehensive income		681,992	1,104,388	298,329
Deficit		(97,289,953)	(124,947,427)	(126,615,856)
Total equity (deficiency) attributable to shareholders of the company		36,868,737	39,661,280	(3,911,016)
Non-controlling interest		2,090,000	-	-
Total equity (Deficiency)		38,958,737	4,461,551	(3,911,016)
Commitments and contingencies	17
Subsequent events	4,11, 13, 14(c), 14(d), 17(a)
Total liabilities and equity		$214,725,667	$21,256,878	$6,560,519

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements

2

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

	Note	Year ended December 31, 2016	Year ended December 31, 2015	Seven months ended December 31, 2014	Year ended May 31, 2014
Revenue, net
AGGRASTAT®		$29,979,633	$22,083,128	$5,264,395	$5,050,761
Active Pharmaceutical Ingredients		7,798,838	-	-	-
Total Revenue, net		37,778,471	22,083,128	5,264,395	5,050,761
Cost of goods sold	6 & 8	9,769,265	2,259,867	600,574	868,122
Gross Profit		28,009,206	19,823,261	4,663,821	4,182,639

Expenses
Selling, general and administrative		16,233,276	10,237,116	3,231,392	3,624,695
Research and development		5,092,495	4,865,255	783,130	688,671
		21,325,771	15,102,371	4,014,522	4,313,366
Income (loss) before the undernoted		6,683,435	4,720,890	649,299	(130,727)

Other expense (income):
Revaluation of long-term derivative	4	(20,560,440)	(33,080)	81,431	-
Gain on step acquisition	4	(4,895,573)	-	-	-
Reversal of impairment loss	8	-	(788,305)	-	-
Investment structuring services	4	-	-	(1,385,099)	-
Loss on settlement of debt	14(b)	-	60,595	-	-
		(25,456,013)	(760,790)	(1,303,668)	-

Finance costs (income):
Finance expense, net	14(d) & 16	3,416,678	4,123,452	729,657	1,808,987
Foreign exchange loss (gain), net		262,469	68,799	27,714	(5,618)
		3,679,147	4,192,251	757,371	1,803,369
Net income (loss) before taxes		$28,460,301	$1,289,429	$1,195,596	$(1,934,096)
Income taxes (expense) recovery
Current	15	(501,315)	-	-	-
Deferred	15	(301,512)	379,000	-	-
Net income (loss)		$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Translation adjustment		(422,396)	806,059	143,538	86,679
Comprehensive income (loss)		$27,235,078	$2,474,488	$1,339,134	$(1,847,417)
Earnings (loss) per share:
Basic	14(e)	$1.84	$0.12	$0.10	$(0.16)
Diluted	14(e)	$1.60	$0.11	$0.09	$(0.16)

Weighted average shares outstanding:
Basic		15,002,005	13,461,609	12,204,827	12,196,745
Diluted		17,316,401	15,765,570	13,843,126	12,196,745

See accompanying notes to the consolidated financial statements

3

Consolidated Statements of Changes in Equity (Deficiency)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity (Deficiency)
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551
Net income for the year ended December 31, 2016		-	-	-	-	27,657,474	27,657,474	-	27,657,474
Other comprehensive income for the year ended December 31, 2016		-	-	-	(422,396)	-	(422,396)	-	(422,396)
Acquisition of non-controlling interests	4	-	-	-	-	-	-	2,090,000	2,090,000

Transactions with owners, recorded directly in equity
Issuance of warrants	14(d)	-	1,948,805	-	-	-	1,948,805	-	1,948,805
Stock options exercised	14(c)	3,217,125	-	(1,372,995)	-	-	1,844,130	-	1,844,130
Warrants exercised	14(d)	69,443	(30,271)	-	-	-	39,172	-	39,172
Share-based compensation	14(c)	-	-	1,340,001	-	-	1,340,001	-	1,340,001
Total transactions with owners		3,286,568	1,918,534	(32,994)	-	-	5,172,10808	-	5,172,108
Balance, December 31, 2016		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,289,953)	$36,868,737	$2,090,000	$38,958,737

Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)	$-	$(3,911,016)
Net income for the year ended December 31, 2015		-	-	-	-	1,668,429	1,668,429	-	1,668,429
Other comprehensive income for the year ended December 31, 2015		-	-	-	806,059	-	806,059	-	806,059

Transactions with owners, recorded directly in equity
Issuance of common shares	14(b)	4,021,782	-	-	-	-	4,021,782	-	4,021,782
Issuance of warrants	14(d)	-	232,571	-	-	-	232,571	-	232,571
Stock options exercised	14(c)	65,034	-	(31,869)	-	-	33,165	-	33,165
Warrants exercised	14(d)	281,198	(130,953)	-	-	-	150,245	-	150,245
Share-based compensation	14(c)	-	-	1,460,316	-	-	1,460,316	-	1,460,316
Total transactions with owners		4,368,014	101,618	1,428,447	-	-	5,898,079	-	5,898,079
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551

See accompanying notes to the consolidated financial statements

4

Consolidated Statements of Changes in Equity (Deficiency) (continued)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity (Deficiency)
Balance, May 31, 2014		$117,036,672	$-	$4,743,035	$154,791	$(127,811,452)	$(5,876,954)	$-	$(5,876,954)
Net income for the seven months ended December 31, 2014		-	-	-	-	1,195,596	1,195,596	-	1,195,596
Other comprehensive income for the seven months ended December 31, 2014		-	-	-	143,538	-	143,538	-	143,538

Transactions with owners, recorded directly in equity
Stock options exercised	14(c)	9,091	-	(2,992)	-	-	6,099	-	6,099
Share-based compensation	14(c)	-	-	620,705	-	-	620,705	-	620,705
Total transactions with owners		9,091	-	617,713	-	-	626,804	-	626,804
Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)	$-	$(3,911,016)

Balance, May 31, 2013		$117,033,258	$-	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)	$-	$(4,326,681)
Net loss for the year ended May 31, 2014		-	-	-	-	(1,934,096)	(1,934,096)	-	(1,934,096)
Other comprehensive income for the year ended May 31, 2014		-	-	-	86,679	-	86,679	-	86,679

Transactions with owners, recorded directly in equity
Stock options exercised	14(c)	3,414	-	(1,414)	-	-	2,000	-	2,000
Share-based compensation	14(c)	-	-	295,144	-	-	295,144	-	295,144
Total transactions with owners		3,414	-	293,730	-	-	297,144	-	297,144
Balance, May 31, 2014		$117,036,672	$-	$4,743,035	$154,791	$(127,811,452)	$(5,876,954)	$-	$(5,876,954)

See accompanying notes to the consolidated financial statements

5

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

	Note	Year ended December 31, 2016	Year ended December 31, 2015	Seven Months ended December 31, 2014	Year ended May 31, 2014

Cash (used in) provided by:
Operating activities:
Net income (loss) for the period		$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Adjustments for:
Income tax (expense) recovery	15
Current		504,586	-	-	-
Future		301,512	(379,000)	-	-
Reversal of impairment loss	8	-	(788,305)	-	-
Investment structuring services		-	-	(1,552,771)	-
Revaluation of derivative	4	(20,560,440)	(33,080)	81,431	-
Gain on step acquisition	4	(4,895,573)	-	-	-
Loss on settlement of debt	14(b)	-	60,595	-	-
Amortization of property and equipment	7	189,008	31,544	5,033	7,727
Amortization of intangible assets	8	2,192,024	659,390	428,116	553,542
Share-based compensation	14(c)	1,400,241	1,460,316	620,705	295,144
Write-up (write-down) of inventory	6	(108,817)	40,920	(80,874)	22,209
Finance expense, net	16	3,416,678	4,123,452	729,657	1,808,987
Difference between fair value of other long-term liability and funding received	11	-	47,222	-	(14,483)
Unrealized foreign exchange (gain) loss		215,386	111,817	(27,892)	5,303
Change in the following:
Accounts receivable		(4,174,691)	(8,185,940)	(690,074)	(514,986)
Inventories		2,520,499	(1,230,619)	(253,049)	114,937
Prepaid expenses		1,706,109	(1,124,095)	(436,788)	(176,733)
Accounts payable and accrued liabilities		(531,576)	4,637,217	639,573	407,966
Deferred revenue		(382,727)	-	-	-
Other long-term liability		(102,828)	-	-	-
Interest paid	16	(1,223,664)	(314,300)	(225,459)	(299,346)
Royalties paid	12	(1,712,390)	(642,768)	(156,722)	(165,291)
Cash flows from operating activities		6,410,811	142,795	276,482	110,880
Investing activities:
Acquisition of property and equipment	7	(464,208)	(226,570)	(16,713)	(5,513)
Other assets		(1,229)	-	-	-
Acquisition of Apicore, net of cash acquired	4	(41,711,546)	-	-	-
Acquisition of intangible assets	8	-	-	(7,206)	-
Cash flows used in investing activities		(42,176,983)	(226,570)	(23,919)	(5,513)

(Continued on next page)

See accompanying notes to the consolidated financial statements

6

Consolidated Statements of Cash Flows (continued)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

Financing activities:
Issuance of common shares, net of share issue costs	14(b)	-	3,630,324	-	-
Exercise of stock options	14(c)	1,844,130	33,165	6,099	2,000
Exercise of warrants	14(b)	39,172	150,245	-	-
Increase in cash held in escrow		(12,809,072)	-	-	-
Issuance of long-term debt	11	55,114,518	-	-	-
Increase in short-term borrowings		332,555	-	-	-
Repayment of long-term debt	11	-	(694,444)	-	-
Finance lease payments	10	(10,463)	-	-	-
Cash flows from financing activities		44,510,840	3,119,290	6,099	2,000
Foreign exchange gain on cash held in foreign currency		(47,083)	39,208	910	315
Increase in cash		8,697,585	3,074,723	259,572	107,682
Cash, beginning of period		3,568,592	493,869	234,297	126,615
Cash, end of period		$12,266,177	$3,568,592	$493,869	$234,297

Supplementary information:
Non-cash investing activities
Investment structuring services		$-	$-	$1,552,711	$-
Non-cash financing activities:
Shares issued on debt settlement	14(b)	$-	$624,029	$-	$-
Warrants issued as share issue costs	14(b)	$1,948,805	$232,571	$-	$-

See accompanying notes to the consolidated financial statements

7

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities include the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional generic cardiovascular products.

The Company, through its recently acquired subsidiaries (Note 4) is also involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and provides customs synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participates in collaborations with other parties in the research and development stages of specific products.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on April 26, 2017.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Liability to repurchase Apicore Class E shares

•	Derivative option on Apicore Class C shares

•	Fair value of Apicore Series A-1 preferred shares

•	Financial instruments at fair value through profit and loss are measured at fair value.

In December 2014, the Company received approval from securities regulators to change its financial year end from May 31 to December 31. The change of year end enabled the Company to align its year end with industry peers and with most other companies trading on the TSX Venture Exchange. The change in year end results in the current and immediately preceding period reflecting twelve months of operations ending December 31, 2016 and 2015, while the next comparative period ended December 31, 2014 only reflects seven months of operations. An additional comparable period reflects the twelve months ended May 31, 2014.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

8

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

2.	Basis of preparation of financial statements (continued):

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries’ functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(e): Provisions for returns, chargebacks and discounts

•	Note 3(g) The measurement and valuation of inventory

•	Note 3(j): The measurement and period of use of intangible assets

•	Note 3(k): The estimation of accruals for research and development costs

•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 4: Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

•	Note 4: Valuation of acquired intangible assets.

•	Note 3(n)(ii): The assumptions and model used to estimate the value of share-based payment transactions and warrants

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc. and Medicure Mauritius Limited. Additionally consolidated in these financial statements from the date of acquisition (Note 4) are the accounts of subsidiaries which are controlled by the Company including, Apicore Inc., Apicore US LLC., Apigen Investments Limited, Apicore LLC. And Apicore Pharmaceuticals Private Limited. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

9

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company's foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

(i) assets and liabilities of foreign operations are translated at the closing rate at the date of the consolidated statement of financial position;

(ii) revenue and expenses of foreign operations for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences for foreign operations are recognized in other comprehensive income (loss) in the cumulative translation account.

When a foreign operation is disposed of, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of net income, as part of the gain or loss on sale where applicable.

(c)	Financial instruments

(i)	Financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following category: loans and receivables. The Company has not classified any assets or liabilities as available-for-sale or designated any financial assets upon initial recognition as fair value through profit and loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held-for-trading. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

10

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(c)	Financial instruments (continued)

(i)	Financial assets (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment. Loans and receivables are comprised of accounts receivable.

(ii)	Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: short-term borrowings, accounts payable and accrued liabilities, income taxes payable, deferred revenue, finance lease obligations and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest rate method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

Warrants with an exercise price denominated in a foreign currency are recorded as a liability and classified as fair value through profit and loss. The warrant liability was included within accounts payable and accrued liabilities and the change in the fair value of the warrants was recorded as a gain or loss in the consolidated statement of net income and comprehensive income within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability was recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also required determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them. These warrants expired, unexercised, on December 31, 2016.

The liability to repurchase Apicore Class E shares was recorded at its fair value based on the fixed price of the employees’s put option net of the option’s exercise price.

The derivative option on Apicore Class C shares was recorded at the fixed purchase price in accordance with the terms and conditions of the grant.

11

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(c)	Financial instruments (continued)

(ii)	Financial liabilities (continued)

The Apicore Series A-1 preferred shares were valued at their fair value in relation to the valuation of Apicore conducted to value the Company’s business combination.

Estimating fair value required using the most appropriate valuation model which is dependent on management’s assumptions on future cash flows and an appropriate discount rate.

(d)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account and the amount of the loss is recognized in profit and loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue recognition

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include nonrefundable signing fees, milestone payments and profit sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Up-front fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the up-front non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

12

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(f)	Cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

(g)	Inventories

AGGRASTAT® inventories consist of unfinished product (raw materials in the form of API) and finished commercial product which are available for sale and are measured at the lower of cost and net realizable value.

AGGRASTAT® pre-launch inventory represents inventory for which regulatory approval is being sought, but has not yet been received and therefore is not available for sale. Pre-launch inventory is capitalized when the likelihood of obtaining regulatory approval is high. Should the likelihood of obtaining regulatory approval decline, any capitalized costs will be written-off in cost of goods sold. If regulatory approval is subsequently obtained, any write-down would be reversed, to the extent that the assigned cost is realizable.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(h)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The costs of the day-to-day servicing of property and equipment are recognized in the consolidated statements of net income and comprehensive income in the period in which they are incurred.

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Buildings	Straight-line	3% to 4%
Computers, office equipment, furniture and fixtures	Straight-line/Diminishing balance	20 to 25%
Machinery and equipment	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

13

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(i)	Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use the assets, even if those assets are not explicitly specified in an arrangement.

A lease is classified at inception date as a finance or operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance expense and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of Net Income (loss) and Comprehensive income (loss).

Leased assets are depreciated over the useful life of each asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of net income (loss) on a straight-line basis over the lease term.

(j)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and ae treated as changes in accounting estimates in the consolidated statements of income.

(k)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

14

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(k)	Research and development (continued)

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(l)	Government assistance

Government assistance is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(m)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income and comprehensive income and included in research and development expense if they relate to patents. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less cost to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

For assets other than goodwill impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually as at November 30, 2016 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less that its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

15

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(n)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original

(o)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in net income (loss) using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income which is comprised of interest income on funds invested which is recognized as it accrues in net income (loss), using the effective interest method rate.

Foreign currency gains and losses are reported on a net basis.

(p)	Income taxes

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

16

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(p)	Income taxes (continued)

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

(q)	Earnings per share

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company's own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(r)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in earnings.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of the acquisition.

17

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(s)	New standards and interpretations not yet adopted

IFRS 9 Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income, with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its financial statements.

IAS 7, Statements of Cash Flows (“IAS 7”)

Amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The application of the standard does not require disclosure for comparative periods. The new standard is effective for annual periods beginning on or after January 1, 2017 with early application permitted. The Company is currently evaluating the impact of the above amendments on its financial statements.

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments will apply on after January 1, 2018 for the Company. The Company is currently evaluating the impact of the amendments to IFRS 2 on its consolidated financial statements.

18

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(s)	New standards and interpretations not yet adopted (continued)

IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses (“IAS 12”)

Amendments to IAS 12 require entities to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Additional guidance is provided on estimation of future taxable profits and the circumstances in which taxable profit may reduce the recovery of some assets for more than their carrying amount. The new standard is effective for annual periods beginning on or after January 1, 2017 to be applied retrospectively. Early adoption of the standard is permitted. The Company is currently evaluating the impact of the above amendments on its financial statements.

4.	Business combinations:

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC (together “Apicore”) will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and board of directors, as well as certain of its employees and 25,000 of these stock options were exercised prior to December 1, 2016. This resulted in the Company’s ownership being diluted to 6.07% (4.95% fully diluted).

The Company had a contractual obligation to assist in funding the resolution of certain specified damages if they were encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase was not anticipated by the Company nor did any obligation arise prior to July 3, 2016, therefore no amount had been recorded in the consolidated financial statements.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and subsequently measured at amortized cost and the option rights received were recorded at a value of $275,922 and subsequently revalued at each reporting date to fair value. Immediately prior to the Company exercising certain options to acquire a controlling interest in Apicore, the investment in Apicore was recorded at $6,418,867 (2015 - $1,559,599). The increase in value of $4,895,573 was recorded on the statement of net income (loss). In addition, immediately prior to the exercise of certain options to acquire a controlling interest in Apicore, the derivative representing the value associated to the option rights was revalued to its fair value of $20,788,011 (2015 - $227,571). The change in the value of the option rights of $20,560,440 was recorded in the statement of net income (loss) for the year ended December 31, 2016 as a revaluation of the derivative (2015 - $33,080).

On December 1, 2016, the Company exercised certain option rights that resulted in the Company acquiring a majority interest in Apicore Inc. The transaction was accounted for as a business combination achieved in stages. Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients (“API”) and pharmaceuticals specializing in the manufacturing of difficult to synthesize and other niche APIs for many United States and international generic and branded pharmaceutical companies. The exercise of certain options resulted in the Company acquiring 4,717,000 Series A Preferred Shares and 1,250,000 Class D Warrants in Apicore in exchange for US$33,750,000 cash, increasing the Company’s ownership in Apicore to 64% (approximately 60% on a fully diluted basis). The Company retains option rights to purchase the issued Class C common shares in Apicore until July 3, 2017, which represent 39% of the outstanding Apicore shares. In addition, Apicore has issued and outstanding Series A-1 preferred shares representing 2% of the outstanding shares which are redeemable at the option of the holder after December 31, 2019. Finally, Apicore’s Class E shares are reserved for the exercise of employee stock options. At December 1, 2016, 25,000 Class E shares, were issued and outstanding and 447,500 options became fully vested on the change in control with the employees holding a right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. Remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and will fully vest in 2017.

19

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

4.	Business combinations (continued):

As the transaction was accounted for as a business combination achieved in steps, on acquiring control of Apicore, the Company revalued its previous interest in Apicore at fair value on the date of control and recognized a gain on step acquisition.

Determination of the gain was as follows:

Fair value of 6.07% interest on December 1, 2016	$6,418,867
Carrying value of 6.07% interest prior to control	1,523,294
Gain on step acquisition	$4,895,573

For purposes of assessing the assets acquired and liabilities assumed, the Apicore Series A-1 preferred shares have been classified as a liability on the basis of the holder’s redemption right. The Apicore Series A-1 preferred shares are redeemable by the holder after December 31, 2019 in three annual instalments at the greater of the fair value of the shares at the redemption date and the net assets of the Company. The Class E common shares issued and the outstanding 497,500 Apicore options over Apicore Class E common shares with an employee put feature have been classified as a liability to repurchase Apicore Class E shares based on the fixed redemption price upon the change in control. The remaining Apicore options outstanding have been recorded in equity as a non-controlling interest. The Company’s call option over Apicore’s Class C common shares provides Medicure with present access to the returns associated with the related ownership interest as the option price is fixed with an exercise price below fair value and the parties have agreed that no dividends will be paid to other shareholders until July 3, 2017. Therefore the Company has accounted for the acquisition as if it has acquired all the outstanding interests of Apicore and recognized a derivative option on Apicore Class C sahres under the call option. As a result, 100% of the financial results of Apicore have been included in the Company’s financial statements from the date of acquisition.

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis and are based on information that is currently available to the Company. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, property and equipment, inventory, deferred revenue and deferred taxes. Accordingly, the measurement of the assets acquired and liabilities assumed may change upon finalization of the Company’s valuations and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date. The following table summarizes the provisional fair values of the identifiable assets and liabilities of as at the date of the acquisition

20

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

4.	Business combinations (continued):

Net Assets Acquired
Cash	$3,611,307
Accounts receivable	3,202,471
Inventory	12,299,051
Prepaid expenses	698,115
Property and equipment	9,795,629
Intangible assets	101,712,420
Goodwill	47,485,572
Other assets	160,662
Accounts payable and accrued liabilities	(9,831,337)
Short-term borrowings	(1,051,309)
Advances on development arrangements	(1,544,335)
Long-term debt	(13,655,679)
Finance lease obligations	(342,153)
Fair value of Apicore Series A-1 preferred shares	(1,755,530)
Other liabilities	(136,827)
Deferred tax liabilities	(37,749,605)
Net assets acquired	$112,898,452

Summary of purchase consideration
Cash paid	$45,322,853
Due to vendor	2,759,507
Exercise of Apicore derivative	20,788,011
Fair value of 6.07% interest held	6,418,867
Non-controlling interest	2,069,409
Derivative option on Apicore Class C shares	32,901,006
Liability to repurchase Apicore Class E shares	2,638,799
Purchase consideration	$112,898,452

Transaction costs related to the Apicore acquisition in the year ended December 31, 2016 were $126,923 and are included in selling, general and administrative expenses.

From the date of acquisition, Apicore contributed to the 2016 results $7.8 million of revenue and $0.6 million of net loss before income taxes. If the acquisition had taken place as at January 1, 2016, revenue in 2016 would have increased by an additional $31.6 million and net income before taxes in 2016 would have been reduced by approximately $2.0 million.

Subsequent to December 31, 2016, the Company acquired 145,000 Class E Common Shares for a total cost to the Company of $810,732, upon employees exercising their put right to the Company.

21

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

5.	Accounts receivable:

	December 31, 2016	December 31, 2015	December 31, 2014
Trade accounts receivable	$17,023,089	$9,797,312	$1,606,473
Other accounts receivable	177,689	26,304	31,203
	$17,200,778	$9,823,616	$1,637,676

Subsequent to the business combination completed and described in note 4, the Company’s customer base has diversified when compared to previous periods. As at December 31, 2016 there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 46% in aggregate (Customer one – 22%, Customer two -12% and Customer three – 12%).

As at December 31, 2015 and 2014, the trade accounts receivable consisted of amounts owing from four and five customers, respectively, which represent approximately 100% and 99%, respectively, of trade accounts receivable.

6.	Inventories:

	December 31, 2016	December 31, 2015	December 31, 2014
AGGRASTAT®: Finished product available-for-sale	$3,418,652	$1,008,773	$936,413
AGGRASTAT®: Unfinished product	697,767	110,330	163,163
AGGRASTAT®: Pre-launch inventory	-	1,170,172	-
API: Finished product available-for-sale	4,693,448	-	-
API: Work-in-progress	1,914,910	-	-
API: Raw material and packaging material	1,451,867	-	-
	$12,176,644	$2,289,275	$1,099,576

During the year ended December 31, 2016, the Company recorded a recovery of $108,817 relating to inventories that were previously written-off. During the year ended December 31, 2015 the Company wrote-off $40,920 of inventory that had expired or was otherwise unusable. During the seven months ended December 31, 2014, the Company recorded a recovery of $80,874 relating to inventories that were previously written-off. During the year ended May 31, 2014, the Company wrote-off $22,209 of inventories that had expired or were otherwise unusable. Inventories expensed as part of cost of goods sold during the year ended December 31, 2016 amounted to $8,531,060 (year ended December 31, 2015 - $1,563,344, seven months ended December 31, 2014 - $349,901, year ended May 31, 2014 - $300,378).

22

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

7.	Property and equipment:

Cost	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
Balance, May 31, 2014	$-	$-	$170,906	$-	$-	$170,906
Additions	-	-	16,713	-	-	16,713
Effect of movements in exchange rates	-	-	8,357	-	-	8,357
Balance, December 31, 2014	$-	$-	$195,976	$-	$-	$195,976
Additions	-	-	129,804		96,766	226,570
Disposals	-	-	(21,654)			(21,654)
Effect of movements in exchange rates			24,652			24,652
Balance, December 31, 2015	$-	$-	$328,778	$-	$96,766	$425,544
Acquisitions under business combinations (note 4)	2,316,979	2,066,616	1,966,628	2,598,259	847,147	9,795,629
Additions	-	56,071	148,337	200,223	59,577	464,208
Disposals	-	-	-	-	-	-
Effect of movements in exchange rates	-	-	(4,672)	-	-	(4,672)
Balance, December 31, 2016	$2,316,979	$2,122,687	$2,439,070	$2,798,482	$1,003,490	$10,680,709

Accumulated amortization and impairment losses	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
Balance, May 31, 2014	$-	$-	$150,225	$-	$-	$150,225
Additions	-	-	5,033	-	-	5,033
Effect of movements in exchange rates	-	-	7,557	-	-	7,557
Balance, December 31, 2014	$-	$-	$162,815	$-	$-	$162,815
Amortization	-	-	23,803	-	7,741	31,544
Disposals	-	-	(21,654)	-	-	(21,654)
Effect of movements in exchange rates	-	-	22,677	-	-	22,677
Balance, December 31, 2015	$-	$-	$187,641	$-	$7,741	$195,382
Amortization	-	21,408	66,940	67,540	33,119	189,008
Effect of movements in exchange rates	-	-	(4,320)	-	-	(4,320)
Balance, December 31, 2016	$-	$21,408	$250,261	$67,540	$40,860	$380,070

Carrying amounts	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2014	$-	$-	$33,161	$-	$-	$33,161
At December 31, 2015	$-	$-	$141,137	$-	$89,025	$230,162
At December 31, 2016	$2,316,979	$2,101,279	$2,188,809	$2,730,942	$962,630	$10,300,639

23

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

8.	Intangible assets:

Cost	Patents	Trademarks	Customer List	Acquired intangible assets	Total
Balance, May 31, 2014	$9,238,151	$1,717,216	$303,038	$-	$11,258,405
Additions	7,206	-	-	-	7,206
Effect of movements in exchange rates	647,266	120,215	21,215	-	788,696
Balance, December 31, 2014	$9,892,623	$1,837,431	$324,253	$-	$12,054,307
Reversal of impairment loss	3,995,617	2,226,434	392,900	-	6,614,951
Effect of movements in exchange rates	1,820,309	364,473	64,319	-	2,249,101
Balance, December 31, 2015	$15,708,549	$4,428,338	$781,472	$-	$20,918,359
Acquisitions under business combinations (Note 4)	-	-	-	101,712,420	101,712,420
Effect of movements in exchange rates	(468,759)	(132,146)	(23,320)	-	(624,225)
Balance, December 31, 2016	$15,239,790	$4,296,192	$758,152	$101,712,420	$122,006,554

Accumulated amortization and impairment losses	Patents	Trademarks	Customer List	Acquired intangible assets	Total
Balance, May 31, 2014	$8,161,810	$1,413,917	$249,520	$-	$9,825,247
Amortization	340,076	74,834	13,206	-	428,116
Effect of movements in exchange rates	583,406	102,508	18,084	-	703,998
Balance, December 31, 2014	$9,085,292	$1,591,259	$280,810	$-	$10,957,361
Amortization	485,298	147,978	26,114	-	659,390
Reversal of impairment loss	3,523,955	1,957,288	345,403	-	5,826,646
Effect of movements in exchange rates	1,687,291	319,327	56,352	-	2,062,970
Balance, December 31, 2015	$14,781,836	$4,015,852	$708,679	$-	$19,506,367
Amortization	886,217	394,461	69,612	841,734	2,192,024
Effect of movements in exchange rates	(428,263)	(114,121)	(20,139)	5,869	(556,654)
Balance, December 31, 2016	$15,239,790	$4,296,192	$758,152	$847,603	$21,141,737

Carrying amounts	Patents	Trademarks	Customer List	Acquired intangible assets	Total
At December 31, 2014	$807,331	$246,172	$43,443	$-	$1,096,946
At December 31, 2015	$926,713	$412,486	$72,793	$-	$1,411,992
At December 31, 2016	$-	$-	$-	$100,864,817	$100,864,817

The Company has considered indicators of impairment as at December 31, 2016, December 31, 2015 and December 31, 2014. To December 31, 2016, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company recorded a reversal of the impairment loss relating to AGGRASTAT® intangible assets, originally written down during the year ended May 31, 2008, totalling $788,305 for the year ended December 31, 2015 as a result of sustained improvements in the AGGRASTAT® business. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 or the year ended May 31, 2014.

The Company acquired intangible assets during the year ended December 31, 2016 as described in note 4. The average remaining amortization period of the Company’s intangible assets is approximately 10 years.

24

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

8.	Intangible assets (continued):

For the year ended December 31, 2016, amortization of intangible assets relating to AGGRASTAT® totalling $1,347,022 (year ended December 31, 2015 - $655,603, seven months ended December 31, 2014 - $331,547, year ended May 31, 2014 - $545,535) is recognized in cost of goods sold and amortization of other intangible assets totalling $875,016 (year ended December 31, 2015 - $3,787, seven months ended December 31, 2014 - $96,569, year ended May 31, 2014 - $8,007) is recognized in research and development expenses.

As described in note 11, intangible assets were pledged as security against long-term debt.

9.	Short-term borrowings:

December 31, 2016
Working capital facility	$424,714
Pre-shipment credit facility	959,150
$1,383,864

The Company, through the acquisition of a subsidiary (note 4) has entered into a credit facility with Dena Bank, headquartered in India. The facility provides a USD denominated pre-shipment credit facility “Pre-shipment credit facility” and an Indian Rupee (INR) denominated working capital facility “Working capital facility”. The available credit facility is an aggregate amount of the Dena facility and pre-shipment credit facility to a maximum of INR 75,000,000 (CAD $1,480,547). Interest rates and security on each credit classification are as follows:

Facility type	Interest rate	Security
Working capital facility	Bank Base Rate + 2.55%	25% of raw materials and finished goods inventories 33 1/3% of work-in-progress 50% of net accounts receivable <90 days, 100% > 90 days

Pre-shipment credit	LIBOR + 3.50%	25% of raw materials and finished goods inventories 33 1/3% of work-in-progress 50% of net accounts receivable <90 days, 100% > 90 days

10.	Finance lease obligations:

The Company, through the acquisition of a subsidiary (Note 4) has entered into three capital lease arrangements to finance the acquisition of certain equipment. The Company’s obligations under finance leases are secured by the associated equipment. Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments are as follows:

2017	$107,283
2018	96,696
2019	81,871
2020	81,871
Total minimum lease payments	367,721
Less: Amounts representing finance expense	(36,031)
Present value of minimum lease payments	331,690
Current portion of finance lease obligation	(89,241)
$242,449

25

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

11.	Long-term debt:

	December 31, 2016	December 31, 2015	December 31, 2014
Crown Capital Fund IV LP term loan	$54,808,473	$-	$-
Knight Therapeutics Inc. loan	12,721,292	-	-
Dena Bank Loan	918,567	-	-
Manitoba Industrial Opportunities Program loan	2,615,844	4,242,784	4,880,826
	71,064,176	4,242,784	4,880,826
Current portion of long-term debt	(2,883,752)	(1,625,191)	(654,877)
	$68,180,424	$2,617,593	$4,225,949

Principal repayments to maturity by fiscal year are as follows:

2017	$2,906,797
2018	267,908
2019	267,908
2020	60,114,843
63,557,456
Less: deferred debt issue expenses (net of accumulated amortization of $594,317)	(5,447,962)
$58,109,494

(a)	Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, described in Note 4, the Company received a term loan from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

The Company has granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000 less related debt issuance costs of $3,538,648. The liability component has been accreted using the effective interest rate method, and during the year ended December 31, 2016, the Company recorded accretion of $36,884, non-cash interest expense related to financing costs of $110,237 and interest expense of $702,574 on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholder’s equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the year ended December 31, 2016 was 12%.

Beginning in 2017, the Company will be required to maintain certain financial covenants under the terms of the Crown Loan.

(b)	Knight Therapeutics Inc. Loan (“Knight Loan”)

The Company, through the acquisition of a subsidiary as described in Note 4 has a debt agreement with Knight Therapeutics Inc. The Knight Loan bears interest at 12% per annum, with interest paid quarterly at the end of each quarter with unpaid interest and principal due June 30, 2018. The Knight Loan is secured by a security interest in substantially all of the acquired subsidiary’s assets.

The effective rate of interest on the Knight Loan for the year ended December 31, 2016 was 12%.

26

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

11.	Long-term debt (continued):

(b)	Knight Therapeutics Inc. Loan (“Knight Loan”) (continued)

The subsidiary is required to maintain certain financial covenants, based on results of the subsidiary, under the terms of the Knight Loan. As at December 31, 2016, the Company was in compliance with the terms of the Knight Loan.

Subsequent to December 31, 2016, on January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the statement of financial position at December 31, 2016 as cash held in escrow. As a result, the repayments relating to the Knight Loan have not been included in the principal repayments to maturity by fiscal year table.

(c)	Dena Bank Loan

The Company, through the acquisition of a subsidiary as described in Note 4 has a debt agreement with Dena Bank. The loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The loan is secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC. with a value each of $0.15 USD, and a guarantee by directors of Apicore LLC.

The effective rate of the loan for the year ended December 31, 2016 was 9%.

(d)	Manitoba Industrial Opportunities Loan (“MIOP Loan”)

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. In connection with the business combination described in note 4, the Company did not obtain required approvals from MIOP prior to completing the transaction due to the timing of the closing of the transaction. As a result, $969,413, net of deferred debt issue costs has been included within current liabilities on the statement of financial position as at December 31, 2016 and has been included within the 2017 repayments on the principal repayments to maturity by fiscal year table. The Company has subsequently received a waiver from MIOP waiving any right to call the loan and the long-term portion of the MIOP loan will no longer be included within current liabilities going forward. Aside from this approval, the Company was in compliance with the terms of the loan as at December 31, 2016.

The effective interest rate on the MIOP loan for the year ended December 31, 2016 was 7% (year ended December 31, 2015 – 7%, seven months ended December 31, 2014 – 7%, year ended May 31, 2014 – 7%).

27

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

12.	Royalty obligation:

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest rate method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2016 of $5,685,722 (December 31, 2015 - $5,373,452 and December 31, 2014 - $2,189,054) of which $2,019,243 (December 31, 2015 - $1,648,180, December 31, 2014 - $473,744) represents the current portion of the royalty obligation. The change in the royalty obligation for the year ended December 31, 2016 of $2,271,436 (year ended December 31, 2015 - $3,791,282, seven months ended December 31, 2014 - $492,722, year ended May 31, 2014 - $1,349,372) is recorded within finance expense on the consolidated statements of net income and comprehensive income. Royalties recorded for the year ended December 31, 2016 totalled $1,795,089, (year ended December 31, 2015 - $1,207,772, seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131) with payments made during the year ended December 31, 2016 of $1,712,389 (year ended December 31, 2015 - $642,768, seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291).

13.	Other long-term liabilities:

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funding was received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayment requirement remains in effect for a period not less than eight fiscal years. The Company repaid $100,000 of this funding during the year ended December 31, 2016. Subsequent to December 31, 2016, the remaining $100,000 relating to this funding was repaid by the Company resulting in no further repayment requirements in regards to this government funding.

The funding was originally recorded as other long-term liability and was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses. The liability subsequently was measured at amortized cost using the effective interest method, with the associated cash flows being revised each period, which resulted in a carrying value at December 31, 2016 of $100,000 (December 31, 2015 - $200,000 and December 31, 2014 - 152,778) which represents the current portion and is included within accounts payable and accrued liabilities on the consolidated statements of financial position. There was no net change in the fair value of this liability for the year ended December 31, 2016. The net change in the other long-term liability for the year ended December 31, 2015 of $ 47,222, for seven months ended December 31, 2014 of nil and for the year ended May 31, 2014 of $14,483 was recorded as a research and development expense on the consolidated statements of net income (loss) and comprehensive income (loss).

In additional the Company had other long-term liabilities of $33,999 (December 31, 2015 and 2014 – nil).

28

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock:

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options (note 14c)	3,333	3,414
Balance, May 31, 2014	12,199,841	$117,036,672
Shares issued upon exercise of stock options (note 14c)	10,066	9,091
Balance, December 31, 2014	12,209,907	$117,045,763
Shares issued for cash net of issue costs of $627,247 (1)	1,829,545	3,397,753
Shares issued on settlement of debt (2) (3)	314,073	624,029
Shares issued upon exercise of stock options (note 14c)	23,350	65,034
Shares issued upon exercise of warrants (note 14d)	68,293	281,198
Balance, December 31, 2015	14,445,168	$121,413,777
Shares issued upon exercise of stock options (note 14c)	1,069,434	3,217,125
Shares issued upon exercise of warrants (note 14d)	17,806	69,443
Balance, December 31, 2016	15,532,408	$124,700,345

(1) On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters (the "Offering") of 1,829,545 common shares at a price of $2.20 per share with aggregate gross proceeds to the Company of $4,024,999. Share issue costs totalled $627,247 pertaining to the Offering. The underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering. In addition, the underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of common shares issued pursuant to the Offering, exercisable for a 24-month period from the closing of the Offering at a price of $2.20 per common share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

(2) On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen, and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to the Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

(3) On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015 and resulted in a loss of $60,595 due to increases in the share price between the date of the debt settlements and the issuance of the shares. This loss is recorded on the consolidated statements of income and comprehensive income as a loss on settlement of debt.

29

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,441,981 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

On July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company. Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant. All 332,300 options were issued at an exercise price of $1.90 per share and vested immediately.

On March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s stock option plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share. Of the 236,070 options granted on March 27, 2015, 183,570 vested immediately, 25,000 vested on July 1, 2015 and 27,500 vested on October 1, 2015.

On July 7, 2015, the Company granted an aggregate of 240,000 options to a consultant of the Company. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share and vested immediately.

On November 25, 2015, the Company granted an aggregate of 168,000 options to certain employees and consultants of the Company pursuant to the Company’s stock option plan. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $3.90 per share and vested immediately.

On April 6, 2016, the Company granted an aggregate of 265,025 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 225,025 are set to expire on the fifth anniversary of the date of grant and 40,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $6.16 per share. Of the 265,025 options granted on April 6, 2016, 235,025 vested immediately, 10,000 vested on June 30, 2016, 10,000 vested on September 30, 2016 and 10,000 vest on December 31, 2016. The options vesting on June 30, 2016, September 30, 2016 and December 31, 2016 were forfeited and terminated during the year ended December 31, 2016.

30

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 are as follows:

	December 31, 2016		December 31, 2015
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	2,277,126	$1.90	1,720,253	$2.12
Granted	265,025	6.16	644,070	2.65
Exercised	(1,069,434)	(1.72)	(23,350)	(1.42)
Forfeited, cancelled or expired	(85,717)	(9.59)	(63,847)	(15.60)
Balance, end of period	1,387,000	$2.37	2,277,126	$1.90
Options exercisable, end of period	1,387,000	$2.37	2,277,126	$1.90

	December 31, 2014		May 31, 2014
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	1,418,019	$2.15	1,421,352	$2.14
Granted	332,300	1.90	-	-
Exercised	(10,066)	(0.61)	(3,333)	(0.60)
Forfeited, cancelled or expired	(20,000)	(1.05)	-	-
Balance, end of period	1,720,253	$2.12	1,418,019	$2.15
Options exercisable, end of period	1,720,253	$2.12	1,418,019	$2.15

Options outstanding at December 31, 2016 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	270,000	6.35 years	$0.30	270,000
$0.31 - $1.00	35,332	1.88 years	$0.60	35,332
$1.01 - $3.00	737,420	5.42 years	$1.61	737,420
$3.01 - $5.00	119,500	3.90 years	$3.90	119,500
$5.01 - $10.00	210,175	4.26 years	$6.16	210,175
$10.01 - $15.00	11,240	0.95 years	$14.55	11,240
$20.01 - $23.10	3,333	0.04 years	$23.10	3,333
$0.30 - $23.10	1,387,000	5.16 years	$2.37	1,387,000

31

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(c)	Stock option plan (continued)

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2016 is $1,340,001 (year ended December 31, 2015 - $1,460,316, seven months ended December 31, 2014 - $620,705, year ended May 31, 2014 - $295,144). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

	Year ended December 31,2016	Year ended December 31, 2015	Seven months ended December 31, 2014
Expected option life	4.8 - 5.0 years	1.0 - 5.3 years	5.0 – 5.4 years
Risk free interest rate	0.52% - 0.67%	0.57% - 0.92%	1.01% – 1.66%
Dividend yield	nil	nil	Nil
Expected volatility	115.59% - 117.56%	135.03% - 171.07%	142.68% - 166.39

Subsequent to December 31, 2016, 50,950 stock options were exercised, 1,400 at an exercise price of $1.90 per common share and 35,500 at an exercise price of $3.90 per common share and 14,050 at an exercise price of $6.16 per common share for total gross proceeds to the Company of $227,658.

Additionally, Apicore has a stock option plan and at the acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the employee’s right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and will fully vest in 2017. The value of the put option recorded as a liability to repurchase Apicore Class E shares on the statement of financial position and the value of the remaining options is recorded as non-controlling interest within equity. During the period from December 1, 2016 to December 31, 2016, the Company recorded $60,240 of stock-based compensation expense within selling, general and administration expenses on the statement of net income.

(d)	Warrants

On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters as described in note 14(b). The underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

On November 17, 2016 as part of Crown Loan (Note 11), the Company issued 900,000 warrants to the loan holders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the Statements of Financial Position.

32

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(d)	Warrants (continued)

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2016 and 2015 are as follows:

	December 31, 2016		December 31, 2015
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	59,775	$2.20	-	$-
Granted	900,000	6.50	128,068	2.20
Exercised	(17,806)	2.20	(68,293)	(2.20)
Balance, end of period	941,969	$6.31	59,775	$2.20
Options exercisable, end of period	941,969	$6.31	59,775	$2.20

There were no Canadian dollar denominated warrants outstanding during the seven months ended December 31, 2014 or the year ended May 31, 2014.

The fair value of the warrants issued during the years ending December 31, 2016 and 2015 were determined at the date of measurement using a Black-Scholes pricing model with the following assumptions:

	December 31, 2016	December 31, 2015
Expected warrant life	4.0 years	2.0 years
Risk-free interest rate	0.85%	0.63%
Dividend yield	nil	nil
Expected volatility	120.40%	133.93%

Subsequent to December 31, 2016, 5,000 warrants were exercised at a price of $2.20 for gross proceeds to the Company of $11,000.

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants, all with U.S. dollar exercise prices, which expired on December 31, 2016 were recorded at fair value within accounts payable and accrued liabilities as at December 31, 2015 and totalled $1,161 and December 31, 2014 and totalled $36,259. Changes in fair value of the warrants for the year ended December 31, 2016 resulted in a recovery of $1,161 (year ended December 31, 2015 – recovery of $35,098, seven months ended December 31, 2014 - recovery of $18,085 and year ended May 31, 2014 – expense of $43,820) are recorded within finance expense (income).

Changes in the number of warrants with an exercise price denominated in a currency other than the Company's functional currency outstanding during the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 are as follows:

Issue (Expiry date)	Original granted	Exercise price per share		December 31, 2014	Granted (expired)	December 31, 2015	Granted (expired)	December 31, 2016
66,667 units (expiry - December 31, 2016	66,667	USD $	18.90	66,667	-	66,667	(66,667)	-
Issue (Expiry date)	Original granted	Exercise price per share		May 31, 2013	Granted (expired)	May 31, 2014	Granted (expired)	December 31, 2014
66,667 units (expiry - December 31, 2016	66,667	USD $	18.90	66,667	-	66,667	-	66,667

The warrants that expired on December 31, 2016 were issued with a debt financing agreement in September 2007, were denominated in U.S. dollars and may have been exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

33

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 was 15,002,005, 13,461,609, 12,204,827 and 12,196,745, respectively. For the years ended December 31, 2016 and 2015 and the seven months ended December 31, 2014, the dilution created by options and warrants has been reflected in the per share amounts. For the year ended May 31, 2014, the dilution created by options and warrants has not been reflected in the per share amount as the effect would be anti-dilutive.

The following table reflects the income and share data used in the basic earnings per share computations:

	Year ended December 31, 2016	Year ended December 31, 2015	Seven months Ended December 31, 2014	Year Ended May 31, 2014
Net income (loss)	$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Weighted average shares outstanding for basic earnings per share	15,002,005	13,461,609	12,204,827	12,196,745
Basic earnings (loss) per share	$1.84	0.12	0.10	(0.16)

The following table reflects the income and share data used in the diluted earnings per share computations:

	Year ended December 31, 2016	Year ended December 31, 2015	Seven months Ended December 31, 2014	Year Ended May 31, 2014
Net income (loss)	$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Weighted average shares outstanding for basic earnings per share	15,002,005	13,461,609	12,204,827	12,196,745
Effects of dilution from:
Stock options	1,372,427	2,244,186	1,638,299	-
Warrants	941,969	59,775	-	-
Weighted average shares outstanding for diluted earnings per share	17,316,401	15,765,570	13,843,126	12,196,745
Basic earnings (loss) per share	$1.60	0.11	0.09	(0.16)

Effects of dilution from 14,573 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2016 as their exercise price exceeds the Company’s share price on the TSX Venture Exchange at December 31, 2016 (year ended December 31, 2015 – 32,940, seven months ended December 31, 2014 – 81,954 stock options). Effects of 1,418,019 stock options were excluded from the calculation of weighted average shares outstanding for diluted earnings per share for the year ended May 31, 2014 as their effect is anti-dilutive. There were no warrants excluded from the calculation of the weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2016 as their exercise price exceeds the Company’s share price on the TSX Venture Exchange at December 31, 2016 (year ended December 31, 2016 – 66,667, seven months ended December 31, 2014 – 66,667, year ended May 31, 2014 – 66,667)

34

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

15.	Income taxes:

The Company recognized a current income tax expense of $501,315 for the year ended December 31, 2016 (year ended December 31, 2015 - nil, seven months ended December 31, 2014 – nil, year ended May 31, 2014 - nil).

The Company recognized a deferred income tax expense of $301,512 for the year ended December 31, 2016 (year ended December 31, 2015 – recovery of $379,000, seven months ended December 31, 2014 – nil, year ended May 31, 2014 – nil).

As at December 31, 2016, 2015 and 2014, deferred tax assets and liabilities have been recognized with respect to the following items:

	December 31, 2016	December 31, 2015	December 31, 2014
Deferred tax assets
Non-capital loss carryforwards	$701,000	$356,000	$-
Other	-	23,000	-
Total deferred tax assets	$701,000	$379,000	$-

Deferred tax assets/(liabilities)
Non-capital loss carryforwards	1,101,000	-	-
Research and development credits	922,000	-	-
Intangible assets	(38,720,000)	-	-
Other	(1,446,000)	-	-
Total deferred tax liabilities	$38,143,000	$-	$-

As at December 31, 2016, 2015 and 2014, deferred tax assets have not been recognized with respect to the following items:

	December 31, 2016	December 31, 2015	December 31, 2014
Deferred tax assets
Non-capital loss carryforwards	$6,449,000	$7,086,000	$6,920,000
Scientific research and experimental development	3,793,000	3,793,000	3,793,000
Other	256,000	235,000	1,009,000
Deferred tax liability
Investment in Apicore	-	(70,000)	(66,000)
Total	$10,498,000	$11,044,000	$11,656,000

35

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

15.	Income taxes (continued):

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 to the income tax expense is as follows:

	December 31, 2016	December 31 2015	December 31, 2014	May 31 2014
Income (loss) for the year
Canadian	$20,593,613	$(2,972,573)	$(283,456)	$(2,037,987)
Foreign	7,866,688	4,262,002	1,479,052	103,891
	$28,460,301	$1,289,429	$1,195,596	$(1,934,096)

	December 31, 2016	December 31 2015	December 31, 2014	May 31 2014
Canadian federal and provincial income taxes at 27% (December 31, 2015 – 27%, December 31, 2014 – 27%, May 31, 2014 = 27%)	$(7,684,000)	$(348,000)	$(323,000)	$522,000
Gain on revaluation of option	5,551,000	-	-	-
Permanent differences and other items	(758,000)	(537,000)	(170,000)	(256,000)
Foreign tax rate in foreign jurisdiction	1,542,000	652,000	252,000	(9,000)
Change in unrecognized deferred tax assets	546,000	612,000	241,000	(257,000)
	$(803,000)	$379,000	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), India (33.06%) and the United States (38.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

36

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

15.	Income taxes (continued):

At December 31, 2016, the Company has the following Canadian non-capital losses available for application in future years:

2026	$939,620
2027	1,111,169
2029	5,215,484
2030	2,711,291
2031	1,893,976
2032	1,485,583
2033	928,119
2034	1,425,224
2035	1,692,771
2036	3,324,853
$20,728,090

Scientific research and development tax credits of $3,826,000 (December 31, 2015 - $3,826,000, December 31, 2014 - $3,826,000 and May 31, 2014 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, will expiry by 2028. No asset has been recorded in relation to these credits.

At December 31, 2016, the Company has the following United States net operating losses available for application in future years:

2029	$-
2031	-
2034	7,577
2035	875
2036	2,897,368
$2,905,620

At December 31, 2016, the Company has the following Barbados losses available for application in future years:

2017	$48,218,773
2018	8,912,592
2019	2,427,029
2020	1,244,865
2023	1,311,466
$62,114,725

37

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

16.	Finance expense:

During the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 the Company incurred finance expense as follows:

	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014
Interest on MIOP loan	$218,867	$309,733	$187,451	$327,167
Interest on Crown loan	849,694	-	-	-
Interest on Knight loan	130,724	-	-	-
Interest on other debt and borrowings	9,631	-	-	-
Change in fair value of royalty obligation	2,271,436	3,791,282	492,722	1,349,372
Change in fair value of warrant liability	(1,161)	(35,098)	(18,085)	43,821
Other interest, net and banking fees	(62,512)	57,535	67,569	88,627
	$3,416,678	$4,123,452	$729,657	$1,808,987

During the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014, the Company paid finance expense as follows:

	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014
Interest paid on MIOP loan	$186,467	$256,427	$153,904	$262,500
Interest paid on Crown loan	702,574	-	-	-
Interest paid on Knight loan	387,505	-	-	-
Interest paid on other debt and borrowings	9,631	-	-	-
Other interest, net and banking fees	(62,512)	57,873	71,555	36,846
	$1,223,664	$314,300	$225,459	$299,346

17.	Commitments and contingencies:

(a)	Commitments

As at December 31, 2016, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2017	$1,940,383
2018	764,276
2019	735,959
2020	566,450
2021	573,750
Thereafter	1,567,019
$6,147,837

38

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

17.	Commitments and contingencies (continued):

(a)	Commitments (continued)

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totalling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under lease agreement at a rate of $212,000 per annum until October 31, 2019.

The Company, through the acquisition of a subsidiary as described in Note 4, leases office and manufacturing facilities from a related part, under a non-cancelable agreement expiring in 2024 at escalating rental rates throughout the term of the lease. The terms of the agreement specify that the Company has the option to purchase the building and land at the then fair value, as well as the option to renew the lease for an additional five year period

Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term. Subsequent to December 31, 2016 and effective January 1, 2017, this agreement was renewed for an additional year for $7,083 per month or $85,000 per year.

The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed prior to December 31, 2016. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing that were completed during fiscal 2016, and as at December 31, 2016, there is no amount owing or prepaid under this agreement. As at December 31, 2015 and 2014, there was $1,063,707 and $549,247, respectively recorded within prepaid expenses in regards to this agreement. For the year ended December 31, 2016, no interest was recorded relating to amounts owing under this agreement For the year ended December 31, 2015 and the seven months ended December 31, 2014, $22,675 and $18,738, respectively, was recorded within finance expense relating to this agreement. The Company signed an amendment to this manufacturing and supply agreement which extended the agreement to October 31, 2017 however all purchase commitments were fulfilled prior to December 31, 2016.

The Company, through the acquisition of a subsidiary as described in Note 4, the Company has entered into various collaborative agreements with six parties for the development of products which continue through 2025. The agreements include terms of renewal, ranging from one to three years, subject to mutual approval. The total expected costs to be incurred under these agreements approximated US$8.7 million as at December 31, 2016.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

Subsequent to December 31, 2016, a subsidiary of the Company entered into a purchase arrangement with a vendor to purchase software in the next year with an estimated cost of US$149,000.

39

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

17.	Commitments and contingencies (continued):

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties recorded for the year ended December 31, 2016 totalled $1,795,089, (year ended December 31, 2015 - $1,207,772, seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131) with payments made during the year ended December 31, 2016 of $1,712,389 (year ended December 31, 2015 - $642,768, seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly instalments following approval. On July 7, 2016 the Company announced it has received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income and comprehensive income pertaining to this contingent liability.

The Company, through the acquisition of a subsidiary as described in Note 4, is subject to a stringent regulatory environment. Any product designed and labeled for use in humans requires regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA. Various Federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage, and record-keeping related to such products and their promotion and marketing. In addition, the current regulatory environment at the FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs to the Company and its suppliers.

40

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

17.	Commitments and contingencies (continued):

(d)	Contingencies (continued)

The Company, through the acquisition of a subsidiary as described in Note 4, the Company is involved in legal matters. In 2016, the Company and another pharmaceutical company filed a complaint in the United States District Court for the Eastern District of Texas against a third party asserting that the patents of two of the Company’s products were infringed and, in a later filing, sought monetary damages and injunctive relief. The Court has not issued a final ruling or entered an order on the matter. The Company and the other pharmaceutical company prevailed in a similar action filed in the United States District Court for the District of New Jersey. However, the defendant has indicated that they will file a formal request for a review of the disputed patents with the United States Patent and Trademark Office.

These related matters are in early stages of the legal process; however, management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

18.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer, Chief Financial Officer, beginning in January 2016, the Vice-President, Commercial Operations, and beginning in December 2016, the Chief Executive Officer of Apicore, are key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s then President and Chief Operating Officer had been terminated, effective immediately. For 2016, the President and Chief Operating Officer was included in key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	December 31 2016	December 31 2015	December 31 2014	May 31 2014
Salaries, fees and short-term benefits	$871,699	$914,062	$366,015	$781,484
Termination benefits	221,624	-	-	-
Share-based payments	145,398	107,554	73,424	-
	$1,238,721	$1,021,616	$439,439	$781,484

As at December 31, 2016, the Company has $13,279 (December 31, 2015 - $5,675 and December 31, 2014 - $336,766) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2016, there was no interest charged on amounts payable to the Company’s Board of Directors. For the year ended December 31, 2015, seven months ended December 31, 2014 and the year ended May 31, 2014, $4,517, $10,127 and $14,918, respectively, was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued on January 9, 2015.

On January 27, 2015 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015.

41

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

18.	Related party transactions (continued):

(a)	Key management personnel compensation (continued)

On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Included within selling, general and administration expenses for the year ended December 31, 2016 is $221,624 pertaining to severance for the former President and Chief Operating Officer. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

(b)	Transactions with related parties

Directors and key management personnel control 17% of the voting shares of the Company as at December 31, 2016 (December 31, 2015 – 18%, December 31, 2014 – 19%).

During the year ended December 31, 2016, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (year ended December 31, 2015 - $215,000, seven months ended December 31, 2014 - $115,000, year ended May 31, 2014 - $190,000) for business administration services, $222,500 (year ended December 31, 2015 - $176,051, seven months ended December 31, 2014 - $36,500, year ended May 31, 2014 - $30,500) in rental costs and $41,975 (year ended December 31, 2015 - $33,575, seven months ended December 31, 2014 - $25,115, year ended May 31, 2014 - $33,735) for commercial and information technology support services. As described in note 15, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 no longer includes the Chief Financial Officer's services, which effective January 1, 2016, will be paid directly by the Company through a consulting agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2016, the Company paid GVI CDS $592,464, (year ended December 31, 2015 - $330,764, seven months ended December 31, 2014 - $56,904, year ended May 31, 2014 - $125,583) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the year ended December 31, 2016, the Company paid CanAm $560,205 (year ended December 31, 2015 - $399,580, seven months ended December 31, 2014 - $233,938, year ended May 31, 2014 - $229,732) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2016, there was no interest charged on these amounts payable to related. For the year ended December 31, 2015, seven months ended December 31, 2014 and the year ended May 31, 2014, $4,517, $10,127 and $14,918, respectively, was recorded within finance expense in relation to these amounts payable to related parties.

Beginning with the acquisition on December 1, 2016 (Note 4), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the period from December 1, 2016 to December 31, 2016, rental expenses from Dap Dhaduk totalled $29,869.

Beginning with the acquisition on December 1, 2016 (Note 4), the Company purchased inventory totalling of $217,382, from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an Indian based entity that is significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc.

As at December 31, 2016, included in accounts payable and accrued liabilities is $100,493 (December 31, 2015 - $23,494 and December 31, 2014 - $120,962) payable to GVI, $336,008 (December 31, 2015 - $64,539 and December 31, 2014 - $145,100) payable to GVI CDS, $80,582 (December 31, 2015 - $60,611 and December 31, 2014 - $247,752) payable to CanAm, and $467,250 payable to Aktinos which are unsecured, payable on demand and bear interest as described above.

42

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

18.	Related party transactions (continued):

(b)	Transactions with related parties (continued)

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the year ended December 31, 2016 the Company recorded a bonus of $54,247 (year ended December 31, 2015 - $100,000, seven months ended December 31, 2014 - $58,904, year ended May 31, 2014 - $286,849) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2016, included in accounts payable and accrued liabilities is $54,380 (December 31, 2015 – $45,753 and December 31, 2014 - $345,753) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer's services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one year term, at a rate of $135,000 annually. The agreement may be terminated by either party at any time upon 30 days written notice. During the year ended December 31, 2016 the Company recorded a bonus of $10,000 to its Chief Financial Officer which is recorded within selling, general and administrative expenses. As at December 31, 2016, included in accounts payable and accrued liabilities is $22,313 payable to JFK Enterprises Ltd. as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

19.	Expenses by nature:

Expenses incurred for the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014
Personnel expenses
Salaries, fees and short-term benefits	$6,731,824	$3,908,579	$1,079,085	$1,584,724
Share-based payments	1,400,241	1,460,316	620,705	295,144
	8,132,065	5,368,895	1,699,790	1,879,868
Amortization and derecognition	2,412,170	690,934	433,149	561,269
Research and development	2,611,467	3,723,317	584,991	401,311
Manufacturing	1,062,684	916,939	-	127,953
Inventory material costs	7,933,684	1,563,344	349,901	300,378
(Write-up) write-down of inventory	(108,817)	40,920	(80,874)	22,209
Medical affairs	1,040,755	865,368	260,861	136,996
Administration	1,915,639	948,226	362,483	618,022
Selling and logistics	5,355,876	3,103,722	854,664	780,748
Professional fees	739,513	140,573	150,131	352,734
	$31,095,036	$17,362,238	$4,615,096	$5,181,488

43

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments:

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2016:

	Carrying amount	Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$12,266,177	$12,266,177
Cash held in escrow	12,809,072	12,809,072
Accounts receivable	17,200,778	17,200,778

Financial liabilities
Other financial liabilities:
Short-term borrowings	$1,383,864	$1,383,864
Accounts payable and accrued liabilities	17,242,366	17,242,366
Current income taxes payable	504,586	504,586
Current portion of finance lease obligation	89,241	89,241
Current portion of long-term debt	2,883,752	2,883,752
Current portion of royalty obligation	2,019,243	2,019,243
Finance lease obligation	242,449	242,449
Long-term debt	67,947,034	67,947,034
Royalty obligation	3,666,479	3,666,479
Derivative option on Apicore Class C shares	32,901,006	32,901,006
Liability to repurchase Apicore Class E shares	2,700,101	2,700,101
Fair value of Apicore Series A preferred shares	1,755,530	1,755,530
Due to vendor	2,759,507	2,759,507

Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

44

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Loans and receivables
Cash	$3,568,592	$3,568,592	$493,869	$493,869
Accounts receivable	9,823,616	9,823,616	1,637,676	1,637,676
Long-term derivative	227,571	227,571	194,491	194,491

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$7,079,091	$7,079,091	$3,248,877	$3,248,877
Current portion of long-term debt	1,625,191	1,625,191	654,877	654,877
Current portion of royalty obligation	1,648,180	1,648,180	473,744	473,744
Long-term debt	2,617,593	2,617,593	4,225,949	4,225,949
Royalty obligation	3,725,272	3,725,272	1,715,310	1,715,310
Other long-term liability	100,000	100,000	152,778	152,778

Included in accounts payable and accrued liabilities as at December 31, 2015 is the fair value of warrants denominated in a foreign currency (Level 2) of $1,161 (December 31, 2014 - $36,259) and the current portion of the other long-term liability (Level 3) of $100,000 (December 31, 2014 – nil).

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt. The royalty obligation and other long-term liability are carried at amortized cost (Level 3).

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2016 is as follows:

45

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

	Level 1	Level 2	Level 3
Financial liabilities
Short-term borrowings	$-	$1,383,864	$-
Accounts payable and accrued liabilities			100,000
Current portion of finance lease obligation	-	89,241	-
Current portion of long-term debt	-	2,883,752	-
Current portion of royalty obligation	-	-	2,019,243
Finance lease obligation	-	242,449	-
Long-term debt	-	67,947,034	-
Royalty obligation	-	-	3,666,479
Derivative option on Apicore Class C shares	-	-	32,901,006
Liability to repurchase Apicore Class E shares	-	-	2,700,101
Fair value of Apicore Series A-1 preferred shares	-	-	1,755,530

Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2015 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Long-term derivative	$-	$-	$227,571

Financial liabilities
Accounts payable and accrued liabilities	$-	$1,161	$100,000
Current portion of long-term debt	-	1,625,191	-
Current portion of royalty obligation	-	-	1,648,180
Long-term debt	-	2,617,593	-
Royalty obligation	-	-	3,725,272
Other long-term liability	-	-	100,000

Included in accounts payable and accrued liabilities as at December 31, 2015 is the fair value of warrants denominated in a foreign currency (Level 2) of $1,161 and the current portion of the other long-term liability (Level 3) of $100,000.

46

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2014 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Long-term derivative	$-	$-	$194,491

Financial liabilities
Accounts payable and accrued liabilities	$-	$36,259	$-
Current portion of long-term debt	-	654,677	-
Current portion of royalty obligation	-	-	473,744
Long-term debt	-	4,225,949	-
Royalty obligation	-	-	1,715,310
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities as at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259.

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2016 would change by approximately $730,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2016 would change by approximately $120,000.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and the year ended May 31, 2014 there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

47

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	December 31, 2016	December 31, 2015	December 31, 2014
Cash	$8,895,641	$2,391,230	$397,692
Cash held in escrow	9,538,366
Accounts receivable	12,083,028	7,078,982	1,384,772
Long-term derivative	-	164,430	167,650
Accounts payable and accrued liabilities	(9,588,229)	(4,466,722)	(1,430,885)
Income taxes payable	(375,743)	-	-
Current portion of finance lease obligation	(66,454)	-	-
Current portion of royalty obligation	(1,503,643)	(1,190,881)	(408,365)
Finance lease obligation	(180,542)	-	-
Long-term debt	(9,473,000)	-	-
Royalty obligation	(2,730,269)	(2,691,670)	(1,478,588)
Due to Vendor	(2,054,882)	-	-
Derivative option on Apicore Class C shares	(24,499,967)	-	-
Liability to repurchase Apicore Class E shares	(2,010,649)	-	-
Fair value of Apicore Series A-1 preferrred shares	(1,307,268)
	$(23,273,616)	$1,285,369	$(1,367,724)

Based on the above net exposures as at December 31, 2016, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease on the Company's net income of approximately $1,164,000 (December 31, 2015 - $64,000 and December 31, 2014 - $68,000).

The Company is also exposed to currency risk on the Indian Rupee, however risk is reduced due to the low value of the Rupee in comparison to the Canadian dollar. Foreign currency changes in regards to the Rupee would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, long-term debt and other long-term liability.

An increase or decrease in interest rates of 1% during the year ended December 31, 2016, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $250,000 (year ended December 31, 2015 - $20,000, seven months ended December 31, 2014 - $4,000, year ended May 31, 2014 - $2,000). An increase in the crown company borrowing rate of 1% during the year ended December 31, 2016, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $26,000 (December 31, 2015 - $49,000, seven months ended December 31, 2014 - $52,000, year ended May 31, 2014 - $52,000).

48

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management (continued)

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 46% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2016, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (year ended December 31, 2015 - $4,142, seven months ended December 31, 2014 – bad debt expense of $4,142 and year ended May 31, 2014 - nil).

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see note 9.

(c)	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At this stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2016.

49

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

21.	Determination of fair values:

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Long-term derivative

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income and comprehensive income. The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(b)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(d)	Liability to repurchase Apicore Class E shares

The liability is recorded at its fair value being the fixed option price for which the employees can request the Company to redeem their Class E shares based on the underlying contractual terms.

(e)	Derivative option on Apicore Class C shares

The derivative option is recorded at the fair value underlying the contractual terms that provided the fixed option price of Apicore’s Class C common shares at the date of grant.

(f)	Fair value of the Apicore Series A-1 preferred shares

The fair value of the Apicore Series A-1 shares was determined on initial recognition in relation to valuation performed over Apicore for purposes of the Company’s acquisition of Apicore. Estimating fair value required using the most appropriate valuation model and management’s best estimates of future cash flows and an appropriate discount rate.

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Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

22.	Segmented information:

The operations of the Company are classified in two industry segments: the marketing and distribution of AGGRASTAT® and the manufacturing and distribution of API. No operating segments have been aggregated to form these reportable operating segments.

Revenue generated from external customers based on their location for the years ended December 31, 2016 and 2015; seven months ended December 31, 2014 and year ended May 31, 2014 is as follows:

	Year ended December 31 2016	Year ended December 31 2015	Seven months ended December 31 2014	Year ended May 31 2014
United States	$36,823,860	$22,083,128	$5,264,395	$5,050,761
Canada and other	954,611	-	-	-
	$37,778,471	$22,083,128	$5,264,395	$5,050,761

During the year ended December 31, 2016 70% of total revenue was generated from three customers. Customer A accounted for 16%, Customer B accounted for 28% and Customer C accounted for 26%.

Property and equipment, intangible assets and other assets are located in the following countries:

	December 31, 2016	December 31, 2015	December 31, 2014
Canada	$263,984	$219,787	$21,565
Barbados	-	1,411,992	1,096,946
India	7,896,331	-	-
United States	103,167,032	10,375	11,596
	$111,327,347	$1,642,154	$1,130,107

The financial measures reviewed by the Company’s chief operating decision maker are presented below for the year ended December 31, 2016:

For the year ended December 31, 2016
	AGGRASTAT®	Active Pharmaceutical Ingredients	Total
Revenue	$29,979,633	$7,798,838	$37,778,471
Operating costs	(22,753,757)	(8,341,279)	(31,095,036)
Operating income	$7,225,876	$(542,441)	$6,683,435

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